Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OnKure Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68277Q105

(CUSIP Number)

October 4, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 68277Q105	13G	Page 2 of 9 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Tang Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 294,626
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 294,626

9	Aggregate Amount Beneficially Owned by each Reporting Person 294,626
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 2.3%
12	type of reporting person OO

Page 2 of 9 pages

CUSIP No. 68277Q105	13G	Page 3 of 9 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Kevin Tang
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization united states

Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 294,626
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 294,626

9	Aggregate Amount Beneficially Owned by each Reporting Person 294,626
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 2.3%
12	type of reporting person IN

Page 3 of 9 pages

CUSIP No. 68277Q105	13G	Page 4 of 9 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 294,626
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 294,626

9	Aggregate Amount Beneficially Owned by each Reporting Person 294,626
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 2.3%
12	type of reporting person pN

Page 4 of 9 pages

CUSIP No. 68277Q105	13G	Page 5 of 9 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) CONCENTRA BIOSCIENCES, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 0
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 0%
12	type of reporting person OO

Page 5 of 9 pages

Item 1(a).	Name of Issuer:

OnKure Therapeutics, Inc., a Delaware corporation, formerly known as Reneo Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6707 Winchester Circle, Suite 400, Boulder, CO 80301

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Management, LLC, the general partner of Tang Capital Partners, LP (“Tang Capital Management”); Kevin Tang, the manager of Tang Capital Management and the Chief Executive Officer of Concentra Biosciences, LLC; Tang Capital Partners, LP (“Tang Capital Partners”); and Concentra Biosciences, LLC, an affiliate of Tang Capital Partners (“Concentra”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 210, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen. Tang Capital Partners is a Delaware limited partnership. Concentra is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number 68277Q105

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Management. Tang Capital Management beneficially owns 294,626 shares of the Issuer’s Common Stock.

Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang. Kevin Tang beneficially owns 294,626 shares of the Issuer’s Common Stock.

Page 6 of 9 pages

Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

Tang Capital Partners. Tang Capital Partners beneficially owns 294,626 shares of the Issuer’s Common Stock.

Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

The percentages used herein are based on 12,652,811 shares of Common Stock outstanding as of October 4, 2024, as set forth in the Issuer’s Current Report filed on Form 8-K that was filed with the Securities and Exchange Commission on October 8, 2024.

(b)	Percent of Class:

Tang Capital Management	2.3%
Kevin Tang	2.3%
Tang Capital Partners	2.3%
Concentra	0.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Management	0 shares
Kevin Tang	0 shares
Tang Capital Partners	0 shares
Concentra	0 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Management	294,626 shares
Kevin Tang	294,626 shares
Tang Capital Partners	294,626 shares
Concentra	0 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Management	0 shares
Kevin Tang	0 shares
Tang Capital Partners	0 shares
Concentra	0 shares

Page 7 of 9 pages

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Management	294,626 shares
Kevin Tang	294,626 shares
Tang Capital Partners	294,626 shares
Concentra	0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 14, 2024

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

Page 9 of 9 Pages